Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

April 5, 2024

Item 3:	News Release

A news release announcing the material change was issued on April 5, 2024 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On April 5, 2024, the Company announced that trading of the Company’s common shares would begin on the Nasdaq Capital Market (“Nasdaq”), under the ticker symbol “EPRX”.

Item 5.1:	Full Description of Material Change

On April 5, 2024, the Company announced that trading of the Company’s common shares would begin on the Nasdaq, under the ticker symbol “EPRX”. The Company’s shares also continue to trade on the Toronto Stock Exchange under the ticker symbol “EPRX”.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Bruce Cousins, President and Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

April 8, 2024